Exhibit 99.1

Lithium Americas Receives Letter of Substantial Completion
for Application to U.S. DOE ATVM Loan Program

Febuary 22, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) received a Letter of Substantial Completion from the U.S. Department of Energy (“DOE”) Loan Programs Office for its application to support the financing of its Thacker Pass lithium project (“Thacker Pass” or the “Project”) in Humboldt County, Nevada. The Letter of Substantial Completion determines that the Company’s application for the DOE’s Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”) contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation.

“We applaud the Biden Administration for their efforts to date and support to secure a domestic supply chain of critical minerals to strengthen our national security, our economy and our commitment to sustainability,” said Jonathan Evans, President and CEO. “We are pleased to have the support of both GM and the DOE to accelerate the energy transition while spurring job creation and economic growth in America. Over the past months, we have achieved major milestones that allow us to commence construction and begin ordering long-lead equipment at Thacker Pass, putting into motion a solid foundation for a domestic lithium supply chain for electric vehicles.”

The Letter of Substantial Completion follows the Company’s April 2022 application for the DOE ATVM Loan Program. If the Company is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of Thacker Pass’ total capital costs for construction. Relevant development costs incurred by the Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

Thacker Pass is the largest known lithium resource in the U.S., targeting total production capacity of 80,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate to be developed in two phases of 40,000 tpa, respectively (“Phase 1” and “Phase 2”). Phase 1 production is expected to commence in the second half of 2026. The Project is expected to create 1,000 construction jobs and 500 operations jobs and support the production of up to one million electric vehicles per year.

In January 2023, Lithium Americas entered into a binding supply agreement with General Motors Co. (NYSE: GM) (“GM”) where GM will receive exclusive access to Phase 1 production for 10 years from the commencement of Phase 1 production, with the option for GM to extend by an additional five years under the same terms as the initial term. GM will also have a right of first offer on the offtake of Thacker Pass’ Phase 2 production. Lithium carbonate from Thacker Pass will be used in GM’s proprietary Ultium battery cells. In connection with the supply agreement, GM agreed to a strategic investment of $650 million of equity in two tranches. The initial $320 million investment tranche closed on February 16, 2023, and the Company expects the second $330 million investment tranche to close following the Company’s contemplated separation of its U.S. and Argentine businesses in the second half of 2023 and the satisfaction of certain conditions precedent to such closing.

With the expected funding from the ATVM Loan Program, in combination with GM’s $650 million equity investment and cash on hand, Lithium Americas expects to have secured the necessary funding to substantially de-risk Thacker Pass Phase 1 construction.

Further information can be found in the technical report titled “Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of November 2, 2022 filed on SEDAR under the Company’s profile on January 31, 2023. All figures presented are in U.S. Dollars.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass expects to commence construction imminently. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information, including information with respect to accessing funding from the ATVM Loan Program. Statements that are not historical fact are “forward-looking information” as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, “forward-looking information”). Forward-looking information is frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved uncertainties related to the results of DOE due diligence and DOE’s determination whether to proceed, risks related to Lithium Americas’ ability to access funding from the ATVM Loan Program, risks associated with raising sufficient financing in a timely manner and on acceptable terms; risks associated with meeting the anticipated timing and closing conditions for the DOE funding and risks associated with fluctuations in lithium and other commodity prices and currency exchange rates; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas’ forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.